Exhibit 99.9

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of CannTrust Holdings Inc. of our report dated March 29, 2018, relating to the consolidated financial statements for the year ended December 31, 2017, which appear in the Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-230042) and Form S-8 (No. 333-230101) of CannTrust Holdings Inc. of our report dated March 29, 2018 referred to above.

/s/ RSM Canada LLP

Chartered Professional Accountants
Licensed Public Accountants
March 27, 2019
Toronto, Ontario